SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Strategy for the construction of up to 28 drilling rigs in Brazil

Rio de Janeiro, September 11 2009 – PETRÓLEO BRASILEIRO S/A – PETROBRAS announces that the Company’s Executive Board has approved the strategy to hire up to 28 new drilling rigs to be built in Brazil, with increasing national content, and to be used for ultra-deep water exploration, including the fields located in the pre-salt layer. The rigs are slated to be delivered between 2013 and 2018.

A first phase foresees the hiring of a minimum lot of 9 rigs. Of this first lot, seven vessel-type units will be built, based on consolidated technologies widely used in the global market, and constructed in a single shipyard. Contracting these seven rigs from a same shipyard will allow the winning bidder to make the investments that are required in order for it to construct the needed infrastructure and to achieve the necessary economies of scale.

The two other units, which may be either vessel-type rigs or semi-submersible platforms, will be built separately and may use technologies that incorporate concepts new to the market, but which will afford Petrobras greater economic and operating benefits.

In addition to building these nine units, the Company will simultaneously conduct a process among all rig operators in which Petrobras would charter up to four units per operator. The rigs to be chartered would be built in Brazil. Under this strategy, the charterers themselves would be responsible for constructing rigs in Brazilian shipyards.

The process involved the bids to chartering and constructing all of the units is expected to be released as early as September 2009.

The volume of orders will not only make feasible the expansion and upgrading of existing shipyards, as well as the creation of new, modern shipyards in Brazil. It is expected that the investment in new and existing yards will lead to the implementation of a new Brazilian naval industry that can compete with the best international shipyards in the offshore industry segment.

Due to the characteristics of these drilling rigs, building them in Brazil will also promote a major expansion of the related industries in goods and services that supply the shipyards’ productive chain.

To assist in this process, Petrobras is analyzing how it may facilitate access to credit for the Brazilian suppliers who will form the supply chain for the drilling rigs to be chartered.

To make it feasible to execute this huge project, which will certainly drive the Brazilian economic development and may generate upwards of 40,000 new direct and indirect jobs after all orders have been placed, the Federal Government will allocate, via the Guarantee Fund for Naval Construction, R$4 billion exclusively to support the construction of these 28 drilling rigs.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.